[Letterhead of Cahill Gordon & Reindel LLP]

October 15, 2009

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Global Sources Ltd.
Form 20-F for Fiscal Year Ended December 31, 2008
Filed June 26, 2009
File No. 000-30678

Dear Mr. Spirgel:

On behalf of Global Sources Ltd. (the “Company”), set forth below are the Company’s responses to the Comment Letter of the Staff dated September 21, 2009.  For the convenience of the Staff, the Staff’s comments are repeated below and the responses of the Company immediately follow each comment.  Each of the responses set forth below are based upon the information and representations of the Company provided to us.

Form 20-F for Fiscal Year Ended December 31, 2008

Cover page

1.	In future filings, please include on your cover page the name, telephone, e-mail and/or facsimile number and address of the company contact person, as required by Form 20-F.

Response:  In response to your comment, please note that the Company’s contact person is David Gillan, Chief Financial Officer, Global Sources Ltd., c/o Media Data Systems Pte Ltd, 1 Sims Lane, #08-01, Singapore 387355 and, telephone (65)-6547 2620, facsimile (65)-6547 2223 and e-mail: dgillan@globalsources.com. Each of these will be included on the filing cover page in any future filings on Form 20-F by the Company per the relevant SEC releases.

2.
It appears that you inadvertently checked the “Yes” box when asked to indicate whether you are “not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.” In this regard, you report on the cover page that your common shares are registered under Section 12(b), which means that you are required to file reports pursuant to Section 13. In future filings, please check the “No” box, or tell us why you believe you should check “Yes”.

Response:  The Company inadvertently checked the “Yes” box. Unless appropriate and applicable to the facts and circumstances at the time or otherwise, the Company will check the “No” box in future filings.

Item 5, Operating and Financial Review and Prospects, page 35

Results of Operations, page 37

3.
In future filings, please provide more detailed analysis of the reasons underlying identified material quantitative changes in operating measures from period to period. For example, you indicate in your discussion of revenue that revenue derived from your Online and Other Media Services segment increased 14% from 2007. While we note your disclosure that this growth is attributed to the 25% growth in China market revenues, it is not clear from your disclosures what specific segment revenue categories contributed to the increase and why. For instance, it is not clear whether the revenue surge was due to creating and hosting websites, banner advertising, trade magazine subscriptions or magazine advertising, etc. It is also not clear what the underlying business drivers were that contributed to the year-over-year revenue category increase or if you expect this trend to continue. Another example is your discussion of community costs on page 39. You state that the 13% increase in community costs “was due mainly to an increase in bulk circulation costs, paper costs, magazine subscription promotion costs, payroll costs, fees paid to third parties and promotion costs for our exhibition events.” However, we note that this list appears to consist of almost all of the components of the costs listed in the paragraph above this list. There is no quantification of what primarily led to the increases or an explanation of why they increased. These are examples only. For more information, refer to the Commission Statement about Management’s Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8056, 34-45321, dated January 22, 2002).

Response: In future filings, the Company will provide a more detailed analysis of the reasons underlying identified material quantitative changes in operating measures from period to period such as those shown below (bold underlined sections identify additions/revisions):

Revenue

Total revenue grew to $206.9 million during the year ended December 31, 2008 from $182.1 million during the year ended December 31, 2007, a growth of 14% driven primarily by the growth in our Online and Other Media Services revenue.

The current general economic downturn may cause our customers to reduce the amount they spend on all of our various advertising and marketing services including online, magazine advertising and exhibitions.

Our Online and Other Media Services revenue grew by $16.3 million or 13% to $142.1 million during the year ended December 31, 2008, as compared with $125.8 million during the year ended December 31, 2007 due to a 25% growth in our China market and the growth in our Taiwan and United States markets, partially off-set by a decline in our other markets during the year ended December 31, 2008. Included in our Asia market is our China market, which represented 65% of Online and Other Media Services revenue during the year ended December 31,

2008 compared to 59% during the year ended December 31, 2007. The growth in our Online and Other Media Services Revenue resulted mainly from a 24% growth in our hosting online websites for our customers and a growth in our customer base, partially offset by the decrease in the revenue relating to the print advertising. Magazine advertising is expected to be under continued pressure from the global shift by advertisers away from print advertising. Our Exhibitions revenue grew from $51.6 million during the year ended December 31, 2007 to $58.2 million during the year ended December 31, 2008, a growth of 13%, due mainly to growth in revenue of our China Sourcing Fairs held in Hong Kong and Dubai during the second quarter of 2008 and in Hong Kong, India and China during the fourth quarter of 2008 resulting from an increase in the number of events held in those locations and the growth in our International IC China Conferences and Exhibitions held in the first quarter of 2008, due to the increase in the number of booths sold. We continue to look for opportunities to expand the number of our exhibition events and locations for our events. Our Exhibitions revenue from China grew by 19% during the year ended December 31, 2008 compared to year ended December 31, 2007. Included in our Asia market is our China market, which represented 69% of Exhibitions revenue during the year ended December 31, 2008 compared to 65% during the year ended December 31, 2007.

We have made substantial progress in developing our customer base in China, our largest market. Total revenue from China grew by 24% during the year ended December 31, 2008 compared to the year ended December 31, 2007. The decline in consumer demand in United States and Europe is resulting in a decline of exports from mainland China to these markets. Such a decline in export business in mainland China may adversely affect our revenue.

Community

Community costs consist of the costs incurred for servicing our buyer community and for marketing our products and services to the global buyer community. Community costs also include costs relating to our trade magazine publishing business and marketing inserts business, specifically printing, paper, bulk circulation, magazine subscription promotions, promotions for our on-line services, customer services costs and the event specific promotions costs incurred for promoting the China Sourcing Fairs events and the technical conferences, exhibitions and seminars to the buyer community. The event specific promotion costs incurred for events are expensed during the event months in the year in which the expenses are incurred.

Community costs increased from $27.1 million during the year ended December 31, 2007 to $30.5 million during the year ended December 31, 2008, an increase of 13%. This increase was due mainly to a 20% increase in promotion costs for our exhibition events as a result of the increase in the number of exhibition events in 2008 compared to 2007, a 6% increase in bulk circulation costs, paper costs, magazine subscription promotion costs incurred to promote a new print publication, and we also recorded increases in payroll costs and fees paid to third parties, for promoting our services to our buyer community.

Non-Cash Compensation Expense, page 40

4.
We note you state that the decrease in non-cash compensation expense in 2008 as compared to 2007 is due in part to re-measurement of equity compensation expense relating to non-employee share awards based on your prevailing share price. Please tell us under what circumstances these share awards were re-measured, explain to us how you accounted for the re-measurement and reference for us the supporting accounting literature.

Response:  Under our Company’s employee stock compensation plans, the Company made share awards to both employees and non-employees.

The shares awards are awarded to non-employees in the form of non-vested shares subjecting to vesting period of over five to six years as per the terms of the award.

The Company has accounted for the share awards made to the non-employees granted in consideration for the services received, based on the guidance provided in ASC 505-50 (previously FAS 123R).

ASC 505-50-30-6 (previously FAS 123R, par. 7) establishes that share-based payment transactions with non-employees shall be measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured.   ASC 505-50-30-11 (previously EITF 96-18) further provides that an issuer shall measure the fair value of the equity instruments in these transactions using the stock price and other measurement assumptions as of the earlier of the following dates, referred to as the measurement date:

a.	The date at which a commitment for performance by the counterparty to earn the equity instruments is reached (a performance commitment)
b.	The date at which the counterparty’s performance is complete.

Consistent with this understanding, the Company believed that the fair value of share awards would be considered a more reliable measurement for the purpose of recording the transactions with the non-employees.  The Company has further assessed and concluded that there is no sufficiently large disincentive for non-performance under the share award arrangement with the non-employee that would establish a performance commitment.  Thus, the measurement date for the share awards to the non-employee was established as the date at which the non-employee’s performance is completed.

For those share awards where the measurement date has not occurred, the Company has followed the guidance in ASC 505-50-30-21 (previously EITF 96-18) and re-measured the fair value of the share awards to non-employees at each interim financial reporting date before the measurement date, for the purpose of recognizing the non-cash compensation costs during those financial reporting periods.  The fair value of the share awards were computed through reference to the closing market price at each of the interim reporting dates.

During 2008, the share prices of the Company decreased from $28.22 as of December 31, 2007 to $5.45 as of December 31, 2008.  This has resulted in the reversal of part of the non-cash compensation expenses previously recognized in the year ended December 31, 2007, thus explaining the decrease in the non-cash compensation for the year ended December 31, 2008.  This accounting was consistent with the Example 5 provided in ASC 505-50-55-28 (previously Exhibit 96-18A of EITF 96-18).

Liquidity and Capital Resources, page 45

5.
In the last paragraph of this section on page 48, you state that you anticipate your cash and securities on hand and expected positive cash-flows from your operation will be adequate to satisfy your working capital, capital expenditure requirements and cash commitments “based on the current levels of your operations.” In future filings, please discuss your liquidity needs on both a short term and long term basis. Please note that short-term liquidity generally refers to your liquidity needs up to 12 months into the future.

Response: In future filings, the Company will discuss its liquidity needs on both a short term and long term basis, by adding disclosures such as the following in the applicable section (bold underlined text identifies additions):

We anticipate that our cash and securities on hand and expected positive cash-flows from our operations will be adequate to satisfy our working capital needs, capital expenditure requirements and cash commitments for the next 12 months. However, looking to the long term, we may raise additional share capital, or sell debt securities, or obtain credit facilities as and when required to further enhance our liquidity position, and an issue of additional shares could result in dilution to our shareholders.

                Consolidated Statements of Income, page 66

6.
The Impairment of goodwill and intangible assets totaling $3,101,000, recognized in the year ended December 31, 2007 is presented after Income from Operations. Please confirm to us that you will reclassify this amount in your future filings so that it is presented before Income from Operations, pursuant to ASC 350-20-45-2.

Response: The Company confirms that it will reclassify the impairment of goodwill and intangible assets of $3,101,000 in future filings so that it is presented before Income from Operations, pursuant to ASC 350-20-45-2 (previously FAS 142, par. 43). The Company will amend other related notes to its financial statements.

               Notes to the Consolidated Financial Statements

               27. Bonus Shares, page 95

7.
We note you announced a one for ten bonus share issue on December 20, 2007 and another one for ten bonus share issue on February 12, 2009 (page 97). The bonus shares were distributed on February 1, 2008 and March 31, 2009 respectively. You have accounted for both of these transactions as stock splits. However, as described these appear to be stock dividends under the guidance of Accounting Standard Codification (ASC) 505-20-25. Please tell us why you believe it is appropriate to account for these bonus share issuances as stock splits and include references to the applicable accounting guidance.

Response: The Company announced a one for ten bonus share issue on December 20, 2007 and another one for ten bonus share issue on February 12, 2009. Shareholders of record on January 1, 2008 and February 27, 2009 received one additional share for every ten shares held. The bonus shares were distributed on or about February 1, 2008 and March 31, 2009 respectively.

The following describes the rationale behind the accounting for both of these transactions as stock splits.

1. Management Intention

Master glossary of ASC (previously ARB 43, Ch 7B, par. 2) defines a “stock split” as “an issuance by a corporation of its own common shares to its common shareholders without consideration and under considerations indicating that such action is prompted mainly by a desire to increase the number of outstanding shares for the purpose of effecting a reduction in their unit market price and, thereby, of obtaining wider distribution and improved marketability of the shares”.

This definition is consistent with the Management’s intention behind the issuance of additional shares to the Company’s shareholders, that is, to improve the marketability and liquidity of the shares. In the past, there was very low trading volume on the Company’s shares. To prevent an unintended depressed share price which may result in delisting from NASDAQ, the Company issued the shares in a small quantity instead of a one-off large quantity stock split.  It was not the intent of the Management to use the smaller issuance as a channel to distribute the earnings of the Company to its shareholders.

In all press releases and board resolutions for announcing the issuance of additional shares, the Company has consistently not referred to the issuances as “dividends” and have referred to them as “bonus shares” as required under the Companies Act 1981 of Bermuda (as amended) (the “Bermuda Companies Act”).  This is in line with the Management’s intention of using the issuance of the additional shares as a means to improve the marketability and liquidity of the Company’s shares and not as a means to distribute earnings of the Company to its shareholders. Furthermore, as stated below, the material movement in the market prices of the Company’s shares would demonstrate that investors understand the issuance of the additional shares as a form of stock split and not as a form of stock dividend.

2. Bermuda Law

NASDAQ National Market does not have specific rules regarding when a stock distribution ought to be classified as a stock dividend versus a stock split and a foreign private issuer is not prohibited from following home country practice on such matters.

Pursuant to Section 40(2) of the Bermuda Companies Act, the Company’s share premium account, i.e. additional paid in capital account, may be applied to pay up the unissued shares of the Company to be issued to members of the Company as fully paid bonus shares. Under the Bermuda Companies Act, there is no explicit definition of “stock-split”; thus, to be in compliance with the Bermuda Companies Act, the Company had issued the additional shares as “bonus shares” and recorded the transaction by transferring the aggregate par-value of the bonus shares from the additional paid in capital account to the share capital account. It was the intent of the Company to utilize the “bonus share” as a stock-split in its effort to improve the marketability and liquidity of the shares.

The respective Board resolutions of the Company for the issuances of the additional shares concerned, drafted under Bermuda law, had clearly stated that a portion of the additional paid in capital account of the Company would be capitalized into the capital of the Company, based on the par value of the number of bonus shares issued. As there is no explicit definition of “stock split” under Bermuda law, the Company believes that the statements made in the Board resolutions have clearly demonstrated that the additional shares were issued as a form of stock split and not as a form of stock dividend.

3. Effect on Market Price

ASC 505-20-25-3 (previously ARB 43, Ch. 7B, par. 13) states, “The point at which the relative size of the additional shares issued becomes large enough to materially influence the unit market price of the stock will vary with individual entities and under differing market conditions and, therefore, no single percentage can be established as a standard for determining when capitalization of retained earnings in excess of legal requirements is called for and when it is not. Except for a few instances, the issuance of additional shares of less than 20 or 25 percent of the number of previously outstanding shares would call for treatment as a stock dividend as described in paragraph 505-20-30-3(previously ARB 43, Ch 7B, par. 13).”

AICPA TIS 4150.02 also states, in part, “in order to treat the 10% "stock dividend" as a "split-up effected in the form of a dividend," the company would have to demonstrate that the additional shares issued is "large enough to materially influence the unit market price of the stock" as indicated in paragraph 13 of ARB 43, Ch. 7B.

Based on the historical data below, the Company believes that the issuances of 10% additional shares are considered large enough to materially influence the market prices of the Company’s shares.

	Global Sources Ltd.'s Share Price
	2008	2009
1-Day Before Announcement
Date	19-Dec-07	11-Feb-09
Share Price	$29.74	$4.71

After Record Date
Date	02-Jan-08	02-Mar-09
Share Price	$27.22	$3.89
% change	-8%	-17%

It is evident that the share prices of the Company had dropped materially subsequent to the issuance of the additional shares, which demonstrates that investors have recognized the additional shares issuances to be stock splits.

Based on the above factors, the Company concluded that the current treatment of the issuance of additional shares, at no consideration and in the ratio of one for every 10 shares held by its shareholders, as a stock split rather than as a stock dividend, is appropriate and that the related accounting treatment has therefore been applied correctly.

                Form 20-F/A for Fiscal Year Ended December 31, 2008, filed July 15, 2009

8.
We note that your Form 20-F/A filed July 15, 2009 did not include as exhibits the certifications required by Rule 13a-14(a) or Rule 15d-14(a). Please note that under Exchange Act Rule 12b-15, amendments to any report required to be accompanied by the certifications as specified in Exchange Act 13a-14(a) and 15d-14(a) must include new certifications. Therefore, please amend your Form 20-F to include the required certifications.

Response:  The Company will respond to the staff’s comment by filing an amendment to its Form 20-F/A for Fiscal Year Ended December 31, 2008, filed July 15, 2009, which will include new certifications required by Rule 13a-14(a) or Rule 15d-14(a).

The Company hereby acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filings, (2) staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to such filing and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comments or questions regarding any matters with respect to the foregoing may be directed to the undersigned at (212) 701-3491.

Very truly yours,

/s/ Stuart G. Downing
Stuart G. Downing

cc:	David Gillan,
Chief Financial Officer
Global Sources Ltd.
James J. Clark, Esq. Michael J. Ohler, Esq.